Exhibit 99.2

15 February 2005

Mitchells & Butlers plc

Transaction in Own Shares

Mitchells & Butlers plc announces that on 15 February 2005 it purchased 300,000 of its ordinary shares at a price of 342.416 pence per ordinary share. 150,000 of these shares will be held as treasury shares and 150,000 shares will be cancelled.

The total number of Mitchells & Butlers shares in issue (after cancellation of 150,000 shares and excluding treasury shares) is 517,478,892. Following the above purchase, Mitchells & Butlers plc holds 2,955,148 ordinary shares as treasury shares.

It is intended that the shares held as treasury shares will be used to meet obligations of Mitchells & Butlers under employee share option schemes.